Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

February 14, 2012

Item 3. News Release

A news release dated February 14, 2012 was disseminated through CNW Newswire.

Item 4. Summary of Material Change

The Company has filed its consolidated financial statements for the three months ended November 30, 2011, which were prepared in accordance with the International Financial Reporting Standards (“IFRS”).

Item 5.1 Full Description of Material Change

The Company has filed its consolidated financial statements for the three months ended November 30, 2011 (“Q1 2012”), which were prepared in accordance with the IFRS. The reconciliation for Canadian Generally Accepted Accounting Principles to IFRS is included in the first quarter filing, as required. Reference should be made to the Q1 2012 financial statements which are available under the Company’s profile on the SEDAR website.

The Company’s revenues in Q1 2012 were $12.64 million as compared to $13.35 million for the same period last year. Although revenue declined by 5%, corporate profitability was $349,687 in EBITDA (earnings before interest, tax, depreciation and amortization) (non-IFRS, reconciled below) during Q1 2012, as compared to an EBITDA loss of $119,108 for the same period last year. The Company’s net earnings increased from a net loss of $186,766 in the three months ended November 30, 2010 to a net income of $35,683 in Q1 2012.

Deferred education revenue, representing committed future revenue, increased by $6.33 million in Q1 2012 as compared to an increase of $3.40 million for same period last year. Profitability increased in Q1 2012 by over $468,000 in EBITDA and over $222,000 in net income as compared to the same period last year. Cash flow generated from operating activities was $2.08 million during Q1 2012, representing a cash increase of $1.63 million after investing and financing activities, and a cash and cash equivalents balance of $8.33 million as at November 30, 2011.

Note: EBITDA is a non-IFRS measure which allows management to isolate financial statement items that contribute to the operating performance and cash flow activities of the Company. The following reconciles the net income (loss) to EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net income (loss)	$35,683	$(186,766)

Add: interest on long-term debt	35,660	40,657
Add: income tax (recovery) provision	(29,573)	(368,207)
Add: depreciation and amortization	307,917	395,208

EBITDA (non-IFRS)	$349,687	$(119,108)

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

February 14, 2012